Exhibit 12.1

HARBINGER GROUP INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Predecessor	Successor
	Period from October 1, 2008 through	Period from August 31, 2009 through
	August 30,	September 30,	Year ended September 30,
	2009	2009	2010	2011	2012	2013
		(in millions, except ratios)
Income (loss) from continuing operations before income taxes	$1,123.4	$(20.0)	$(132.3)	$57.9	$25.4	$118.3
Add back fixed charges
Interest expense	172.9	17.0	277.0	249.3	251.0	511.9
Estimated interest within rental expense	7.4	0.8	10.1	13.9	12.3	17.1

Total fixed charges	$180.3	$17.8	$287.1	$263.2	$263.3	$529.0

Earnings (loss) before fixed charges	1,303.7	(2.2)	154.8	321.1	288.7	647.3

Fixed charges as above	180.3	17.8	287.1	263.2	263.3	529.0

Ratio of earnings to fixed charges	7.2	(a)	(a)	1.2	1.1	1.2

Deficiency of (loss) earnings to fixed charges (a)		$(20.0)	$(132.3)

(a)	Due to losses for the period ended August 31, 2009 to September 30, 2009 and for the year ended September 30, 2010, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $20.0 and $ 132.3, respectively, in each of these periods in order to achieve a ratio of 1:1.